Exhibit 99.2

SILYNXCOM LTD.
NETANYA, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 21, 2024

The enclosed Proxy Statement is being solicited by the board of directors (the “Board of Directors”) of Silynxcom Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on Thursday, March 21, 2024, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 19 Yad Ha’Harutzim St. Netanya, 4250519, Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement (“Proxy Statement”), the Ordinary Shares represented thereby will be voted “FOR” of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall be adjourned until March 21, 2024, at 6:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, 5759-1999 (the “Companies Law”) Proposal No.1 and Proposal No.2 each require the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the election of the external director (other than a personal interest that is not the result of the shareholder’s connections with a controlling shareholder) (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (the “External Directors Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company is also presumed to be a controlling shareholder. “Means of control” is defined as either (i) the right to vote at a general meeting of a company or (ii) the right to appoint directors of a company or its chief executive officer.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, at 19 Yad Ha’Harutzim St. Netanya, 4250519, Israel. Any Position Statement received will be furnished with the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than March 10, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than March 15, 2024.

One shareholder or more holding Ordinary Shares which represent 5% or more of the Company’s voting rights (262,500 Ordinary Shares), and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are hold by the Company’s controlling shareholder (116,964 Ordinary Shares), is entitled to examine the proxy and voting materials in the Company’s office after the General Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1
TO APPOINT MR. YOSSI TISCH FOR A THREE-YEAR TERM AS AN EXTERNAL DIRECTOR
ON THE BOARD AND HIS ENTITLMENT TO COMPENSATION

At the Meeting, the Company’s shareholders will be requested to appoint Mr. Yossi Tisch as an external director of the Company, for a three-year term commencing on the date of the Meeting.

On January 17, 2024, the Company completed an initial public offering of its Ordinary Shares on the NYSE American, LLC (the “IPO”).

In accordance with section 240(b) of the Companies Law, on September 5, 2023, Mr. Yossi Tisch was appointed by the Board as first external director, subject to the completion of the IPO. According to Section 242(a) in the Companies Law, an external director must be approved in a general meeting of shareholders within the first three months following the date of which the Company became a public company.

On February 14, 2024, the Board of Directors decided to convene a Meeting of the Company’s shareholders for the appointment of Mr. Tisch as a first external director, for a period of three (3) years, as of the date of approval by the shareholders, based on Mr. Tisch’s knowledge, skills and vast experience as director in public companies.

The Board of Directors has determined that Mr. Tisch possesses accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Mr. Tisch has provided the Company with a declaration in accordance with requirements of the Companies Law that he has the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors. Additionally, in accordance with Companies Law, Mr. Tisch has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, that he possesses the necessary qualifications, and has the sufficient time to fulfill his duties as a director of the Company, considering the size and needs of the Company. If appointed, Mr. Tisch shall serve as a member of the compensation committee of the Board of Directors, the financial statement examination committee and the audit committee of the Board of Directors (the “Committees”). Mr. Tisch is considered as an independent director as defined under NYSE American, LLC rules.

In his capacity as a first external director in the Company, who comports with the definition of an expert director in accordance with the Israeli law, in accordance with the Board of Directors resolution dated September 5, 2023 and the Company’s shareholders resolution dated September 13, 2023, Mr. Tisch shall be entitled to the following (the “Expert External Directors Compensation”):

•        Fixed cash annual fee of NIS 41,950.

•        Participation fee of NIS 1,342.

•        Grant of a total of 26,840 options exercisable to up to 26,840 Ordinary Shares (the “Options”).

The Options shall vest during a period of three (3) years, in three equal parts, first vesting after 12 months as of the date of grant. The exercise price per share shall be the Company’s share price at the date of the completion of the IPO. The exercise period shall be five (5) years, or three (3) months following the termination of the position, the earliest among them. All other terms of Options shall be in accordance with the Company’s option plan (the: “Options Terms”).

The Expert External Directors Compensation complies with the “Maximum Amount” set forth in section 5(e) of the exemptions regulations for an Israeli company that registers its securities for trading outside of Israel.

In addition, Mr. Tisch shall be entitled to the same insurance, indemnification, and exculpation arrangements, as currently in effect for the Company’s officers and directors, in accordance with the Company’s articles of association and the Company’s compensation policy.

Mr. Tisch, whose professional background is provided below, has advised the Company that he is willing, able, and ready to serve as an external director and a member of the Committees if elected.

Set forth below is certain biographical information regarding the background and experience of Mr. Yossi Tisch:

Yossi Tisch, External Director Nominee

Mr. Yossi Tisch has been vice president of operations and engineering at Shikun & Binui Energy since 2018. From 2009 through 2018, Mr. Tisch served as chief executive officer of two companies in the electricity production and energy sectors. Mr. Tisch also serves as a director at Orim Renewable Energies, Etgal Energy Ltd., Beit Hagadi Green Energies Ltd., Nevatim Renewable Energies Ltd., PSP Investments Ltd, Negev Energy Ashalim Thermo-Solar Ltd, and Ramat Hovav Power Plant Operation and Maintenance, LP. Mr. Tisch received his B.Sc. in industrial and management engineering and his MBA from the Ben-Gurion University of the Negev.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to appoint Mr. Yossi Tisch for a three-year term as an external director on the Board, commencing on the approval of the shareholders, and approval of his entitlement for Expert External Directors Compensation as set forth above.”

The approval of this proposal, as described above, requires the affirmative vote of an External Directors Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2
to APPOINT MR. ITIEL EFRAT FOR A THREE-YEAR TERM AS AN EXTERNAL DIRECTOR
ON THE BOARD AND APPROVAL OF HIS ENTITLMENT TO COMPENSATION

At the Meeting, the Company’s shareholders will be requested to appoint Mr. Itiel Efrat as an external director of the Company, for a three-year term commencing on the date of the Meeting.

On January 17, 2024, the Company completed an initial public offering of its Ordinary Shares on the NYSE American, LLC (the “IPO”).

In accordance with section 240(b) of the Companies Law, on September 5, 2023, Mr. Itiel Efrat was appointed by the Board as first external director, subject to the completion of the IPO. According to Section 242(a) in the Companies Law, an external director must be approved in a general meeting of shareholders within the first three months following the date of which the Company became a public company.

On February 14, 2024, the Board of Directors decided to convene a Meeting of the Company’s shareholders for the appointment of Mr. Efrat as a first external director, for a period of three (3) years, as of the date of approval by the shareholders, based on Mr. Efrat’s business experience, leadership skills, and financial expertise through his accounting acumen.

The Board of Directors has determined that Mr. Efrat has accounting and financial expertise as required under the Companies Law and the regulations promulgated thereunder.

Mr. Efrat has provided the Company with a declaration in accordance with requirements of the Companies Law that he has the required qualifications under the Companies Law to serve as an external director and is capable to dedicate the appropriate amount of time for the performance of his role as a member of the Board of Directors. Additionally, in accordance with Companies Law, Mr. Efrat has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a public company, that he possesses the necessary qualifications, and has the sufficient time to fulfill his duties as a director of the Company, considering the size and needs of the Company. If appointed, Mr. Efrat shall serve as a member of the compensation committee of the Board of Directors, the financial statement examination committee and the audit committee of the Board of Directors (the “Committees”). Mr. Efrat is considered as an independent director as defined under NYSE American, LLC rules.

In his capacity as a first external director in the Company, who comports to the definition of an expert director in accordance with the Israeli law, in accordance with the Board of Directors resolution dated September 5, 2023, and the Company’s shareholders meeting resolution dated September 13, 2023, Mr. Efrat shall be entitled to a an Expert External Directors Compensation (including the Options with the same Options Terms) which complies with the “Maximum Amount” set forth in section 5(e) of the exemptions regulations for an Israeli company that registers its securities for trading outside of Israel. In addition, Mr. Efrat shall be entitled to the same insurance, indemnification, and exculpation arrangements, as currently in effect for the Company’s officers and directors, in accordance with the Company’s articles of association and the Company’s compensation policy.

Mr. Efrat, whose professional background is provided below, has advised the Company that he is willing, able, and ready to serve as an external director and a member of the Committees if elected.

Set forth below is certain biographical information regarding the background and experience of Mr. Itiel Efrat:

Itiel Efrat, External Director Nominee

Mr. Itiel Efrat is CEO of ERB Financial Group (“ERB”), an entity he co-founded in 1995. Mr. Efrat has twenty-eight years of experience in controllership services with ERB acting as chief financial officer to approximately one thousand five hundred start-up companies, mainly in the technology sector. Mr. Efrat also serves as director of Matrix IT Ltd, a leading Israeli IT company. Mr. Efrat received his B.A. in accounting and finance from the College of Management in Tel Aviv and is a certified public accountant.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to appoint Mr. Itiel Efrat for a three-year term as an external director on the Board, commencing on the approval of the shareholders, and approval of his entitlement for Expert External Directors Compensation as set forth above.”

The approval of this proposal, as described above, requires the affirmative vote of an External Directors Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

OTHER BUSINESS

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED “FOR” OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC
18 Lafayette Pl, Woodmere
New York 11598, USA

ADDITIONAL INFORMATION

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED FEBRUARY 15, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN FEBRUARY 15, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Silynxcom Ltd.
Ron Klein, Chairman of the Board of Directors